Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated September 9, 2025

Relating to Preliminary Prospectus Supplement dated September 8, 2025 and

Prospectus dated January 17, 2024

Registration File No. 333-275934

PRICING TERM SHEET

DATED SEPTEMBER 9, 2025

Gladstone Capital Corporation

$130,000,000

5.875% Convertible Notes due 2030

The following sets forth the final terms of the 5.875% Convertible Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated September 8, 2025, together with the accompanying prospectus dated, January 17, 2024, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. References to “we,” “our” and “us” refer to Gladstone Capital Corporation and not to its consolidated subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars. The size of the offering was increased from the previously announced $110,000,000 aggregate principal amount of Notes. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer	Gladstone Capital Corporation, a Maryland corporation.

Ticker / Exchange for Our Common Stock (“common stock”)	“GLAD” / The Nasdaq Global Select Market

Securities	5.875% Convertible Notes due 2030

Expected Rating*	A- (Egan-Jones)

Aggregate Principal Amount	$130,000,000

Overallotment Option	$19,500,000

Denominations	$1,000 and integral multiples of $1,000 in excess thereof

Ranking	Unsecured

Maturity	October 1, 2030, unless earlier converted, redeemed or repurchased.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest and Interest Payment Dates	5.875% per year. Interest will accrue from September 12, 2025 and will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2026.

Regular Record Dates	March 15 and September 15 of each year, immediately preceding the April 1 or October 1 interest payment date, as the case may be.

Issue Price	98.5% of principal, plus accrued interest, if any, from September 12, 2025 if settlement occurs after that date.

Last Reported Sale Price of Our Common Stock on the Nasdaq Global Select Market on September 9, 2025	$23.65 per share

Initial Conversion Rate	38.4394 shares of our common stock per $1,000 principal amount of the Notes.

Initial Conversion Price	Approximately $26.02 per share of our common stock.

Conversion Premium	Approximately 10% per share above the last reported sale price of our common stock on the Nasdaq Global Select Market on September 9, 2025.

Conversion Rights

Holders may convert all or any portion of their Notes, in integral multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceding the maturity date.

Upon conversion, unless the holder converts after the close of business on a record date for an interest payment but on or prior to the corresponding interest payment date, the holder will receive a cash payment representing accrued and unpaid interest to, but excluding, the conversion date. See “Description of the Notes—Conversion Rights” in the Preliminary Prospectus.

Settlement Method	Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

Redemption at Our Option	We may not redeem the Notes prior to October 6, 2028. We may redeem for cash all or any portion of the Notes (subject to the partial redemption limitation described in the next succeeding sentence), at our option, on a redemption date on or after October 6, 2028 and on or before the 45th scheduled trading day immediately prior to the maturity date if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If we redeem less than all of the outstanding Notes, at least $50,000,000 aggregate principal amount of Notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption. No “sinking fund” is provided for the Notes, which means that we are not required to redeem or retire the Notes periodically, and the Notes are not subject to defeasance. See “Description of the Notes—Optional Redemption” in the Preliminary Prospectus.

Fundamental Change	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes.”), then, subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus.

Sole Book-Running Manager	Oppenheimer & Co. Inc.

Pricing Date	September 9, 2025

Trade Date	September 10, 2025

Expected Settlement Date†	September 12, 2025 (T+2)

CUSIP Number	376535 AG5

ISIN	US376535AG59

Listing	None.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $123.7 million (or approximately $142.3 million if the underwriter fully exercises its overallotment option), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our revolving credit facility with KeyBank National Association, as administrative agent (as amended and restated, the “Credit Facility”), and for other general corporate purposes. We intend to reborrow under the Credit Facility to redeem all or a portion of our outstanding 5.125% Notes due 2026 and 7.75% Notes due 2028.

Pending such uses, we may invest a portion of the net proceeds of this offering in short-term investments, such as cash and cash equivalents, which we expect will earn yields substantially lower than the interest income that we anticipate receiving in respect of investments in accordance with our investment objectives.

See “Use of Proceeds” in the Preliminary Prospectus.

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†

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the settlement date should consult their own advisors.

Description of the Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption

A holder who elects to convert its Notes in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus) or notice of redemption, as the case may be, may be entitled to an increase in the conversion rate for the Notes so surrendered for conversion as set forth in the Preliminary Prospectus under the caption “Description of the Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption.”

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$23.65	$24.25	$25.00	$26.02	$27.50	$29.50	$32.50
September 12, 2025	3.8440	3.2808	2.6536	1.9262	1.0978	0.3502	0.0000
October 1, 2026	3.8440	3.2808	2.6536	1.9262	1.0978	0.3502	0.0000
October 1, 2027	3.8440	3.2808	2.6536	1.9262	1.0978	0.3502	0.0000
October 1, 2028	3.8440	3.2808	2.6536	1.9262	1.0978	0.3502	0.0000
October 1, 2029	3.8440	3.2808	2.5580	1.7168	0.8415	0.1814	0.0000
October 1, 2030	3.8440	1.7006	0.3372	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year.

•

If the stock price is greater than $32.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $23.65 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 42.2834 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.